UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

Illumina, Inc.
(Exact name of the registrant as specified in its charter)

001-35406
(Commission File Number)

Delaware	33-0804655
(State or other jurisdiction of incorporation)	(I.R.S. Employer Identification No.)

5200 Illumina Way, San Diego, CA 92122
(Address of principal executive offices) (Zip code)

Bob Ragusa	(858) 202-4500
(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☑	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2013.

Introduction

Illumina, Inc. develops, manufactures, and markets life science tools and integrated systems for the analysis of genetic variation and function.

Illumina manufactures products that may contain gold, tantalum, tin and tungsten (3TG). As these materials are necessary to Illumina’s products, the company is dedicated to tracing the origin of these metals to ensure our sourcing practices do not support conflict or human rights abuses in the Democratic Republic of Congo (DRC) and surrounding area.

Item 1.01 Conflict Minerals Disclosure and Report

Conflict Minerals Disclosure

In accordance with the execution of this policy, Illumina has concluded in good faith that during 2013,

a)
Illumina manufactured products for which “conflict minerals” (as defined in Section 1502(e)(4) of the Dodd-Frank Wall Street Reform and Consumer Protection Act) are necessary to the functionality or production.

In accord with Rule 13p-1 under the Securities Exchange Act of 1934 (“Rule 13p-1”), Illumina has filed this Specialized Disclosure Form (“Form SD”) and the associated Conflict Minerals Report and both reports are posted to a publicly available Internet site at www.Illumina.com.

Reasonable Country of Origin Inquiry Description

To implement the RCOI, Illumina Tier 1 suppliers were engaged to collect information regarding the presence and sourcing of gold, tantalum, tin and tungsten (3TG) used in the products supplied to Illumina. Information was collected and stored using an online platform provided by a third party vendor, Source Intelligence.
Supplier engagement followed these steps:

•	An introduction email was sent to Tier 1 suppliers describing the compliance requirements and requesting conflict minerals information;

•	Following the initial introductions to the program and information request, at least 3 reminder emails were sent to each non-responsive supplier requesting survey completion;

•
Suppliers who remained non-responsive to these email reminders were contacted by phone and offered assistance. This assistance included, but was not limited to, further information about the Conflict Minerals Compliance Program, an explanation of why the information was being collected, a review of how the information would be used and clarification regarding how the information needed could be provided.

An escalation process was initiated with Illumina for suppliers who continued to be non-responsive after the above contacts were made. The program utilized the Electronic Industry Citizenship Coalition (EICC) and Global e-Sustainability Initiative (GeSI) Conflict Minerals Due Diligence Template (EICC-GeSI Template) for data collection.
Supplier responses were evaluated for plausibility, consistency, and gaps both in terms of which products were stated to contain or not contain necessary 3TG, as well as the origin of those materials. Additional supplier contacts were conducted to address issues including implausible statements regarding no presence of 3TG, incomplete data on EICC-GeSI reporting templates, responses that did not identify smelters or refiners, responses which indicated sourcing location without complete supporting information from the supply chain, and organizations that were identified as smelter or refiners, but not verified as such through further analysis and research.

RCOI Results
A total of 189 suppliers were identified as in-scope for conflict mineral regulatory purposes and contacted as part of the RCOI process. The survey response rate among these suppliers was 82%. Of these responding suppliers, 31.6% responded yes as to having one or more of the regulated metals (3TG) as necessary to the functionality or production of the products they supply to Illumina.
Due Diligence
A description of the measures Illumina took to exercise due diligence on the source and chain of custody of its conflict minerals for which Illumina knew or had reason to believe were sourced from the Covered Countries based on the RCOI described above, is provided in the Conflict Minerals Report attached hereto as Exhibit 1.01.

Item 1.02 Exhibits

The Conflict Minerals Report required by Item 1.01 is filed as Exhibit 1.02 to this Form SD.

Item 2.01 Exhibits

Exhibit 1.02 - Conflict Minerals Report.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

ILLUMINA, INC. (registrant)

Date:	June 2, 2014	/s/ BOB RAGUSA
Bob Ragusa Senior Vice President Global Operations Services and Manufacturing